Registration Statement No. 333-153646

Filed Pursuant to Rule 433

Supplementing the Preliminary

Prospectus Supplement

Dated November 1, 2010

(To Prospectus dated August 31, 2010)

Final Term Sheet dated November 1, 2010

Convertible Preferred Units

(initially consisting of 5,500,000 Corporate Units)

Stanley Black & Decker, Inc.

Convertible Preferred Units

The information in this pricing term sheet relates only to the offering of Convertible Preferred Units (the “Convertible Preferred Units Offering”) and should be read together with (i) the preliminary prospectus supplement dated November 1, 2010 relating to the Convertible Preferred Units Offering, including the documents incorporated by reference therein, and (ii) the related base prospectus dated August 31, 2010, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-153646. Terms used but not defined in this final term sheet have the meanings given to them in the preliminary prospectus supplement. For purposes of this term sheet, “we,” “us,” “our,” or “Company” refers to Stanley Black & Decker, Inc., and not its consolidated subsidiaries.

Company	Stanley Black & Decker, Inc.

Company Stock Ticker	New York Stock Exchange “SWK”

Trade Date	November 1, 2010.

Closing Price on November 1, 2010	$61.22

Settlement Date	November 5, 2010.

Convertible Preferred Units

Convertible Preferred Units	Each Convertible Preferred Unit will have a stated amount of $100 and will initially consist of a Purchase Contract issued by us and, initially, a 1/10, or 10%, undivided beneficial ownership in a $1,000 principal amount 4.25% junior subordinated note due November 17, 2018, issued by us, which we refer to as a “Corporate Unit.”

Number of Convertible Preferred Units Offered	5,500,000 (or a total of 6,325,000 if the underwriters exercise their option to purchase up to 825,000 additional Convertible Preferred Units in full, solely to cover over-allotments)

Purchase Contract	Unless early settled as described in the preliminary prospectus supplement, each Purchase Contract will obligate you to purchase from us, on November 17, 2015, for a price of $100, one share of our 4.75% Series B Perpetual Cumulative Convertible Preferred Stock, which we refer to as the “convertible preferred stock.”

Contract Adjustment Payments	Payable quarterly in arrears on February 17, May 17, August 17 and November 17 of each year, commencing February 17, 2011 at a rate per year of 0.50% of the stated amount $100, subject to our right to defer contract adjustment payments, as described in the preliminary prospectus supplement.

Deferred Contract Adjustment Payments	Deferred contract adjustment payments will accrue additional contract adjustment payments at the rate of 4.75% per year until paid, compounded quarterly, to, but excluding, the payment date.

Early Settlement of the Purchase Contracts

A holder of Corporate Units or Treasury Units may settle the related Purchase Contracts at any time prior to the second business day immediately preceding November 17, 2015, subject to certain exceptions and conditions described under “Description of the Purchase Contracts—Early Settlement” in the preliminary prospectus supplement. Such early settlement may only be made in integral multiples of 10 Purchase Contracts. If the Treasury portfolio has replaced the notes as a component of the Corporate Units, holders of Corporate Units may settle early only in integral multiples of 16,000 Corporate Units. Upon early settlement of any Purchase Contracts, except following a fundamental change as described below, we will deliver a number of shares of convertible preferred stock equal to 85% of the number of Purchase Contracts tendered for early settlement.

Upon the occurrence of a fundamental change, you will have the right, to settle your Purchase Contracts early at 100% of the settlement rate for the Purchase Contracts, subject to certain exceptions and conditions described under “Description of the Purchase Contract—Early Settlement Upon a Fundamental Change” in the preliminary prospectus supplement.

Notes	$550,000,000 (or a total of $632,500,000 if the underwriters exercise their option to purchase up to 825,000 additional Convertible Preferred Units in full, solely to cover over-allotments) aggregate principal amount of 4.25% junior subordinated notes due November 17, 2018 issued by us. Certain terms of Notes will change upon a successful remarketing, as described in the preliminary prospectus supplement.

Interest Rate on the Notes	The notes will bear interest from the date of original issuance at the initial rate of 4.25% per annum, initially payable quarterly in arrears on February 17, May 17, August 17 and November 17 of each year, commencing on February 17, 2011, subject to our right to defer interest payments, as described in the preliminary prospectus supplement.

Deferred Interest on the Notes	Deferred interest on the notes will bear interest at the interest rate applicable to the notes, compounded on each interest payment date.

Initial Price to Public	$100 per Convertible Preferred Unit, plus accrued and unpaid contract adjustment payments and accrued interest, if any, from November 5, 2010.

Underwriting Discounts and Commissions	$3.00 per Convertible Preferred Unit / approximately $16.5 million total (excluding the underwriters’ option to purchase up to 825,000 additional Convertible Preferred Units).

Joint Book Running Managers	Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC, and Morgan Stanley & Co. Incorporated.

Use of Proceeds	$533.5 million (or $613.5 million if the underwriters exercise their option to purchase additional Convertible Preferred Units in full), after deducting underwriters’ discounts and commissions and estimated expenses. We intend to use the net proceeds from the Convertible Preferred Unit Offering as follows: (i) $312.7 million to redeem the currently outstanding 5.902% Fixed Rate/Floating Rate Junior Subordinated Debt Securities due 2045, (ii) $150 million to improve the funded status of our pension obligations through a contribution to a U.S. pension plan, and (iii) the balance for the capped call transactions described below, to reduce outstanding short-term borrowings and for other general corporate purposes.

Listing	We have applied for listing of the Convertible Preferred Units on the New York Stock Exchange under the symbol “SWU.”

CUSIP for the Corporate Units	854502 309

CUSIP for the Treasury Units	854502 408

CUSIP for the Cash Settled Units	854502 507

CUSIP for the Notes	854502 AB7

CUSIP for the Convertible Preferred Stock	854502 606

Ratings for the Corporate Units

S&P: BBB+

Moody’s: Baa3

Fitch: BBB

None of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

Convertible Preferred Stock

Dividends	4.75% on the liquidation preference of $100 per share of convertible preferred stock per year. Dividends on the convertible preferred stock will be payable, when, as and if declared by our board of directors, quarterly in arrears on February 17, May 17, August 17 and November 17 of each year, commencing as described in the preliminary prospectus supplement.

Conversion Premium:	22.51%

Initial Conversion Rate:	1.3333 shares of our common stock per share of convertible preferred stock.

Initial Conversion Price:	$75.00 per share of common stock, priced off the Closing Price on November 1, 2010.

Settlement Upon Conversion	Upon surrender of convertible preferred stock for conversion prior to November 17, 2015, we will deliver shares of our common stock, together with cash in lieu of fractional shares. Upon surrender of convertible preferred stock for conversion on or after November 17, 2015, we will pay or deliver, as the case may be, cash, shares of our common stock or a combination thereof at our election as described in the preliminary prospectus supplement.

Optional Redemption	On or after December 22, 2015, we will have the option to redeem some or all the shares of the convertible preferred stock at a redemption price equal to 100% of the liquidation preference per share, plus accumulated and unpaid dividends to the redemption date.

Make Whole Premium Upon Fundamental Change

If a fundamental change occurs, in certain circumstances, the conversion rate may be adjusted by a fundamental change make-whole premium as described in the preliminary prospectus supplement.

The table below shows the fundamental change make-whole premium that would apply at various stock prices and make-whole fundamental change effective dates (all as defined in the preliminary prospectus supplement):

	Stock Price
Effective Date	$61.22	$70.00	$75.00	$80.00	$90.00	$100.00	$110.00	$120.00	$130.00	$140.00	$150.00	$160.00	$200.00

November 5, 2010	0.3002	0.2472	0.2170	0.1922	0.1550	0.1288	0.1096	0.0951	0.0838	0.0748	0.0675	0.0613	0.0443
November 17, 2011	0.3002	0.2228	0.1942	0.1701	0.1346	0.1103	0.0930	0.0802	0.0705	0.0628	0.0566	0.0515	0.0374
November 17, 2012	0.3002	0.1953	0.1667	0.1435	0.1102	0.0884	0.0735	0.0629	0.0551	0.0491	0.0443	0.0404	0.0296
November 17, 2013	0.3002	0.1648	0.1356	0.1129	0.0820	0.0631	0.0512	0.0433	0.0378	0.0336	0.0304	0.0278	0.0206
November 17, 2014	0.3002	0.1270	0.0962	0.0739	0.0464	0.0325	0.0252	0.0211	0.0185	0.0166	0.0152	0.0140	0.0105
December 22, 2015 and thereafter	0.3002	0.0953	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The hypothetical stock prices and additional share amounts set forth above are based on a common stock price of $61.22 per share on November 1, 2010 and an initial conversion price of $75.00 per share.

The actual stock price and effective date may not be set forth on the table, in which case:

(1) if the actual stock price on the effective date is between two stock prices on the table or the actual effective date is between two effective dates on the table, the fundamental change make-whole premium will be determined by a straight-line interpolation between the fundamental change make-whole premiums set forth for the two stock prices and the two effective dates on the table based on a 365-day year, as applicable;

(2) if the stock price on the effective date exceeds $200.00 per share, subject to adjustment, no fundamental change make-whole premium will be paid; and

(3) if the stock price on the effective date is less than $61.22 per share, subject to adjustment, no fundamental change make-whole premium will be paid, and the conversion rate will instead be determined as described in the preliminary prospectus supplement. In no event will the conversion rate exceed 3.2669 shares of our common stock per share of convertible preferred stock, which is equal to the $100 liquidation preference divided by 50% of the closing price of our common stock on November 1, 2010.

Capped call transactions

Initial Strike Price	$75.00

Initial Cap Price	$97.95 which is approximately 60% higher than the closing price of our common stock on November 1, 2010.

Premium	The cost of the capped call transactions was approximately $50.3 million.

Stanley Black & Decker, Inc. has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Stanley Black & Decker, Inc. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Citigroup Global Markets Inc., Attention: Prospectus Department, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220 or by calling toll-free at 1-877-858-5407; or J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Attention: Prospectus Department, or by calling 866-803-9204; or Merrill Lynch, Pierce, Fenner & Smith Incorporated, Attention: Prospectus Department, 4 World Financial Center, New York, New York 10080, or by emailing dg.prospectus_requests@baml.com; or Morgan Stanley & Co. Incorporated, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014, by telephone: (866) 718-1649, or by emailing prospectus@morganstanley.com.

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